Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pencilish Animation Studios Inc.
2020 Fieldstone Pkwy, Suite 900-339
Franklin, TN 37069
pencilish.com

Up to $2,806,795.44 in Class A Common Stock at $4.88
Minimum Target Amount: $9,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pencilish Animation Studios Inc.
Address: 2020 Fieldstone Pkwy, Suite 900-339, Franklin, TN 37069
State of Incorporation: DE
Date Incorporated: October 08, 2020

Terms:

Equity

Offering Minimum: $9,999.12 | 2,049 shares of Class A Common Stock
Offering Maximum: $2,806,795.44 | 575,163 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $4.88
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

<u>Amount-Based:</u>

Inbetweener Level | 500+

Digital:

- PDF of Limited Edition Investor Pencilish Poster (W/ all current IP Characters)

- 25% off Pencilish Merch (ONE TIME)

Key Clean Up Level | 1,000+

Digital:

- Downloadable First Date with Deth Comic

-Add one more item to Pencilish Store, Investor choose

Animator Level | 2,500+

Digital:

- PDF Visual Development Art Book

- 50% off Pencilish Merch (ONE TIME)

Associate Producer Level | 5,000+

Digital:

- "Associate Producer" Credit on an Episode/New Show

Producer Level | 10,000+

Digital:

- Art Commission/Design you in your favorite Pencilish Show Style with your favorite Pencilish character of your choice

<u>Audience Based Bonus</u>

Prior WeFunder investors will receive a 10% bonus in shares.

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Pencilish Animation Studios Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $4.88/ share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $488. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 10% for prior WeFunder Investors, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Pencilish Animation Studios is a C-Corp organized under the laws of the state of Delaware. Pencilish Animation Studios is a start-up entertainment company that is creating original animated series that we are producing/ growing independently.

The Company's business model consists of making deals with streamers, huge conglomerates, and licensing/ products with our characters. We believe there's never been a time when average people could invest in the next potential Mickey Mouse! Pencilish Studios, with its multi-billion-dollar hit-making advisory board, is poised to be the company to reach those goals. With four intellectual properties already in production, we have our sights on new hires, key co-partnership deals, and a phase 2 slate of projects that will take us into Phase 2 development/production as we build an entertainment IP library with our investors.

Competitors and Industry

Competitors

The large players in the animation space are Disney, Nickelodeon, Cartoon Network, Dreamworks, and other large conglomerates. Some, like Hasbro and Spinmaster, are companies that develop toy lines and animation series simultaneously from the same IP.

The closest competitor, Moonbug Entertainment, purchased the popular Youtube series "CoComelon" among a few others on Youtube and was then purchased themselves for an estimated 3 Billion dollars in 2021. Beloved classics remain stronger than ever, with the creators of South Park recently closing a $900M deal to make six extra seasons and 14 movies. Meanwhile, new internet sensations such as the preschool series CoComelon demonstrate there are enormous opportunities within digital distribution channels. Started as a father's side hobby, CoComelon is now YouTube's most viewed channel in the U.S. and the second most-viewed channel in the world (source, source). Averaging 3.5 billion monthly views, CoComelon makes an estimated $120M each year through ads, and the company behind the series was recently acquired for $3B.

https://www.hollywoodreporter.com/business/business-news/moonbug-buys-little-angel-youtube-1235089828/

https://www.bloomberg.com/news/newsletters/2021-08-08/-south-park-co-creator-matt-stone-on-his-900-million-deal?sref=W6GJF3MS

https://vidooly.com/top-youtube-channels/US/mostsubscribed

https://www.statista.com/statistics/373753/most-viewed-youtubers-all-time/

https://www.independent.co.uk/news/world/americas/cocomelon-youtube-jay-jeon-founder-animated-series-success-a9697566.html

https://www.bloomberg.com/news/articles/2021-11-04/-cocomelon-studio-fetches-3-billion-in-blackstone-backed-deal

Industry

When the COVID-19 pandemic brought live-action productions to a screeching halt, animation saw a huge boom in demand which doesn't appear to be stopping any time soon. The global animation market is now expected to grow from $372B in 2021 to $587B by 2030, with 2D animation anticipated to see the highest growth rate and market share.

https://www.precedenceresearch.com/animation-market

Current Stage and Roadmap

Current Stage

In our first year, Peniclish Studios has developed 4 animated series (scripts and concept art, voice talent recordings, and storyboards for most episodes) as well as fully produced the first 2 (soon to be 3) episodes which we released to our Pencilish Studios Youtube Channel. Each epsiode has garnered 100k views in less than a month. We have developed relationships with two animation studios (in Brazil and New Zealand) to aid in the production of two of our series. We launched our social media presence on all of the major networks with over 10k followers on Instagram, and over 35 *"Behind the Pencil"* shorts on our Youtube channel with over 10K subscribers. Our website merchandise store is already opporational and profitable. We have just launched our new *"AnimToon"* branded playlist of the "World's Best Student Animated Shorts", with two-year liscensing agreements with the next generation of animation talent.

Future Roadmap

With this offering, we will launch into "Phase 2" which will include moving into production on three more animated series that we have already developed during year 1 (to make a total of 7 IP Properties) while finishing our "Phase 1" series and moving into potential partnerships and/or aqusitions of those properties.

The Team

Officers and Directors

Name: Tom Bancroft

Tom Bancroft's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, President, Treasurer, Secretary, Director
  Dates of Service: August 08, 2021 - Present
  Responsibilities: Vision for the company, discovering/hiring for key roles, financial overview of company revenues, creative vision for our brands and properties. Equity: 77.14%, Salary: $190k annually.

- **Position:** Animation Director/ Creator/ Writer
  Dates of Service: August 08, 2022 - Present
  Responsibilities: Creation of two of our intellectual properties and animation direction on all Pencilish series.

Other business experience in the past three years:

- **Employer:** Lipscomb University
  Title: Program director, Animation program
  Dates of Service: September 01, 2014 - May 01, 2022
  Responsibilities: Teaching classes in Animation, Character Design, and

Animation production. Hiring full time and adjunct professors, curriculum creation and general program events/ growth.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created

for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Voting Comon Stock in the amount of up to $2,800,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, entertainment related to animation. Our revenues are therefore dependent upon the market for animated content and related products.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage on many animated products. Delays or cost overruns in the development of our shows and content, and failure of the product to meet our performance estimates in the market, ie being sold to other companies, may be caused by, among other things, unanticipated technological hurdles, difficulties in production, a lack of buyers or too much competition in the animation space. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current animated products have. It is possible that our new animated shows will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results.

We are competing against other recreational activities
We face competition for our audiences from a multitude of entertainment choices

including, but not limited to, social media, streaming platforms, as well as from other forms of live events, as well as televised, streamed and filmed entertainment and other leisure activities, in a rapidly changing and increasingly fragmented marketplace. Many of the companies with whom we compete have substantially greater financial resources than we do, such as Disney and Pixar. Even among fans of animated content, we compete with televised, streamed and filmed entertainment from U.S. and International companies. For the sale of our merchandise, we compete with entertainment companies, professional animation companies, and other makers of branded apparel and merchandise. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential performers. Our failure to compete effectively could result in a significant disadvantage or financial losses, any of which could adversely affect our operating results.

We are an early stage company and have not yet generated any profits
Pencilish Animation Studios, Inc has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pencilish has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively limited to no revenue. If you are investing in this company, it's because you think that Pencilish is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including third party animation services, music, and other animated related services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pencilish Studios Youtube Channel or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pencilish Studios Youtube Channel could harm our reputation and materially negatively impact our financial condition and business.

We are a relatively-new company.
Pencilish Animation Studios, Inc was incorporated in October 2020. It is a relatively new company, with limited history upon which an evaluation of its past performance and future prospects can be made. As of December 31, 2021, the date of our last reviewed financial statements, we had not yet generated profits. The Company's ability to continue in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

We Depend On a Small Management Team
We depend on a small management team, creative team, and will need to hire more people to be successful. Our success also depends on being able to retain and continue to recruit key performers, illustrators, and animators, if not the quality and popularity of our brand, product, and intellectual property could decline, which could adversely affect our operating results.

You Do Not Control The Company
We are offering Class A Voting Common Stock, which means you will have a diminished say in the direction of the Company as our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a mechanism to change or disapprove of this. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stockholders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

Our Founder, CEO and Sole Director controls the Company.
Our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering. We currently have no independent directors. Tom Bancroft, our Founder, Chief Executive Officer and Sole Director, is currently also our controlling shareholder. As the majority holder of Class B Voting Common Stock, which gives him 10 votes per share, as opposed to one vote per share for holders of Class A Voting Common Stock like you, he will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters compensation and related party transactions. Tom's voting

power through his ownership of our Class B Voting Common Stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Pencilish Animation Studios, having extra checks and balances to prevent fraud and produce reliable financial reports. We are offering voting common stock which has one vote per share. We can issue preferred stock without stockholder approval, which could materially adversely affect the rights of common stockholders.

Dependent on Founders
Our success will greatly depend on the skills, connections and experiences of our founders, Tom Bancroft & Ash Greyson. We are also dependent on the relationships of our Advisory Board Members. We will also need to hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original and licensed content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions. Our success depends, in large part, upon our ability to find, license and create successful intellectual property which may be difficult in our field. Any of the foregoing issues could adversely affect our operating results.

We have or have had related party transactions.
We had a debt to a creditor that is also an equity holder in our company through that debt agreement. This could cause a conflict of interest and may give this creditor influence over our operations and financial stability if we are not able to repay the debt.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

Natural disasters, such as Covid-19, and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products and content. They could also result in us not being able to continue with our various projects or in

making it difficult or impossible for us to create new products or content to be monetized or to provide new services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak a Pandemic and we are still feeling the adverse effects of the Covid 19 outbreak across the global economy. The full extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, which could last for many years to come, the impact on our customers and our sales cycles, the impact on customer, employee or industry events, and the effect it will have on our vendors and industry, all of which are uncertain and cannot be predicted. The exact impact of COVID-19 disruptions on our overall and future financial condition and results of operations is difficult to predict. The overall impact of this cannot be predicted or foreseen, but it is highly probable that this could have a negative effect on our industry as a whole, and therefore our company specifically, for years to come. The overall unpredictability of public sentiment, fear of gathering in large groups, employment and future disposable income for our intended audiences, the financial health of other companies such as theater chain owners in our industry, and other unforeseen variables all make it very difficult to predict when, or if, our industry will recover from the COVID-19 pandemic. There is also a risk that in the future something similar could happen again with these, and other unintended, consequences. There is no certainty that another outbreak might occur which could adversely affect our financial operations.

Animation Risks

Animation and Animated Content has an intense core fan base, but it is very expensive and competitive. The lack of awareness of our brand and projects, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base for our projects. The creation, marketing and distribution of animated content and digital programming that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling content, goods, merchandise, and/or otherwise promote and maintain our brand or projects, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in demand and viewership of our content and the sale of our merchandise, and in the future, impact our projects, animated series, television and/or film viewership, which would adversely affect our operating results. We may be associated with actors, voice over artists, and writers who are subject to changing public perceptions. The public perception of the persona depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether accurate or not. This could impact our reputation and, depending on the severity, could adversely affect event ticket sales and our operating results.

There is no current market for Pencilish Animation Studios, Inc's shares.

There is no formal marketplace for the resale of our securities. Shares of our Class A Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tom Bancroft	1,830,000	Unknown	77.14%
Tom Bancroft	120,000	Class A Common Stock	
Tom Bancroft	1,710,000	Class B Common Stock	
Ash Greyson	450,000	Unknown	20.0%
Ash Greyson	450,000	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 575,163 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 1,597,100 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Holders of Class A shall be entitled to receive such dividends a may be declared from time to time by the Board of Directors with respect to the Class B Common Stock out of any assets of the Corporation legally available therefore.

Except as expressly set forth in Exhibit F, Articles of Incorporation, Class A shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B Common Stock.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 2,160,000 outstanding.

Voting Rights

Ten votes per share.

Material Rights

There are no material rights associated with Class B Common Stock.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,193,203.05
  Number of Securities Sold: 732,100
  Use of proceeds: Phase 1 of project developments
  Date: October 31, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We feel that at our current burn rate, and with the projects that we have in development, we could potentially operate the company for an additional 12 to 18 months without revenue generation.

Foreseeable major expenses based on projections:

We believe that some of our major expenses will be related to developing, creating, and animating our future projects. Animation is a labor intensive and costly process, therefore the labor associated with it, whether it be hiring someone full time, part time, or hiring a third party company to assist with this process are some of our higher costs. Other major expenses could also be associated with the animated shows, such as talent costs, music, or other costs. Acquiring or licensing content could also be a future major expense.

Future operational challenges:

Some of Pencilish's potential future operational challenges could be keeping our costs low enough to create the initial short form content to give ourselves an opportunity to monetize them and recoup our initial development costs. Animation is a competitive business with many great, large, and well capitalized companies, such as Disney, in the space. Securing the right intellectual property, the right talent, and competing in this space could be challenging for us. Also, initially monetizing short form animation could be a challenge for us with limited opportunities, such as YouTube, existing for short form monetization.

Future challenges related to capital resources:

The current state of our economy, along with rising inflation, could hinder our ability to raise capital from traditional capital markets such as bank financing or venture capital. Currently we have relied on crowdfunding and with a vast majority of people seeing rising inflation while national wages have not kept up to the same pace as inflation, crowdfunding could be more difficult as well. Crowdfunding is also becoming a more competitive landscape as more and more companies have attempted to use this method to capitalize their companies.

Future milestones and events:

There are multiple milestones and events that could significantly impact Pencilish in the future. One being the potential sale of our first series. We rely on a model that sees us invest into short form animated content, release it on YouTube which provides exposure and limited revenue, but our intention is to take that IP, once proven in the marketplace, and partner with larger distributors or streamers to develop them into full animated series. Selling our first series could provide us with cash flow, exposure, potential profitability, economies of scale, and other potential benefits to our company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently there are no additional cash resources available to the company. Current cash on hand at 05/31/2022 is $920,964. The possibility exists for the company to apply for company lines of credit or to engage shareholders for potential financing through equity or debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have a fair amount of cash on hand and we are able to structure our business expenses to our financial resources, in essence cutting our production of shows from 5 to 1, for example, would significantly decrease our burn rate. These funds are critical to our operations as we do have significant growth initiatives and these funds would go towards operating the company and funding those initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Currently we have approximately $950,000 dollars on hand as cash; if we were to raise our limit, the raised funds would account for approximately 75% of our total cash on hand at that time, assuming our current balance stayed the same. The funds from the Reg CF, in our opinion, are neccesary to our company for future growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Currently, based on our burn rate of approximatley $53,000 per month, we could opearate for approximatley 1 and 1/2 years. This is based on our cash on hand and historical burn rate of all expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on the current burn rate of $53,000 per month, if we raise our maximum, assuming the deduction of fees and raise marketing dollars, we beleive in management's opinion, that we could operate the company for approximatley 48 months or 4 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of today, there are currently no additional future sources of capital available to the company.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Arolucha Inc
  Names of 20% owners: Jason Brown
  Relationship to Company: Controlled by majority shareholder in Pencilish
  Nature / amount of interest in the transaction: The amounts were loaned to fund the creation of an animated series.
  Material Terms: In 2021 the Company loaned $20,000 to a Company controlled by a shareholder at 6% interest deferred until maturity in 2022. The amounts were loaned to fund the creation of an animated series. Additionally, in exchange for the loan, the Company will receive 33% of the revenue from the animated series and other connected ancillary revenue streams, excluding live events and live action television show.

- **Name of Entity:** Called Higher Studios Inc
  Names of 20% owners: Jason Brown
  Relationship to Company: company controlled by a majority shareholder
  Nature / amount of interest in the transaction: Promissory note for $30,000 & 4% equity participation
  Material Terms: In 2020 the Company entered into a promissory note with a company controlled by a majority shareholder for an amount of $30,000. Additionally, in exchange for the loan, the note holder also received a 4% equity participation in the Company’s shares of Class B common stock, for a total of

120,000 shares. The loan was repaid in 2021.

- **Name of Entity:** Ribbow Media Group, LLC
  Names of 20% owners: Ash Greyson
  Relationship to Company: Company controlled by a shareholder.
  Nature / amount of interest in the transaction: Expenses paid for marketing
  Material Terms: The Company incurred $333k in marketing expenses related to its equity crowdfunding campaign. These expenses were paid to a Company controlled by a shareholder.

Valuation

Pre-Money Valuation: $18,334,648.00

Valuation Details:

The Company determined its pre-money valuation based on the following factors:

Comparable Competitors & Industry Landscape

When the COVID-19 pandemic brought live-action productions to a screeching halt, animation saw a huge boom in demand which doesn't appear to be stopping any time soon. The global animation market is now expected to grow from $372B in 2021 to $587B by 2030, with 2D animation anticipated to see the highest growth rate and market share.

https://www.precedenceresearch.com/animation-market

The large players in the animation space are Disney, Nickelodeon, Cartoon Network, Dreamworks and other large conglomerates. Some, like Hasbro and Spinmaster, are companies that develop toy lines and animation series simultaneously from the same IP.

The closest competitor, Moonbug Entertainment, purchased the popular Youtube series "CoComelon" among a few others on Youtube and was then purchased themselves for an estimated 3 Billion dollars in 2021. Beloved classics remain stronger than ever, with the creators of South Park recently closing a $900M deal to make six extra seasons and 14 movies. Meanwhile, new internet sensations such as the preschool series CoComelon demonstrate there are enormous opportunities within digital distribution channels. Started as a father's side hobby, CoComelon is now YouTube's most viewed channel in the U.S. and the second most-viewed channel in the world (source, source). Averaging 3.5 billion monthly views, CoComelon makes an estimated $120M each year through ads, and the company behind the series was recently acquired for $3B.

https://www.hollywoodreporter.com/business/business-news/moonbug-buys-little-angel-youtube-1235089828/

https://www.bloomberg.com/news/newsletters/2021-08-08/-south-park-co-creator-matt-stone-on-his-900-million-deal?sref=W6GJF3MS

https://vidooly.com/top-youtube-channels/US/mostsubscribed

https://www.statista.com/statistics/373753/most-viewed-youtubers-all-time/

https://www.independent.co.uk/news/world/americas/cocomelon-youtube-jay-jeon-founder-animated-series-success-a9697566.html

https://www.bloomberg.com/news/articles/2021-11-04/-cocomelon-studio-fetches-3-billion-in-blackstone-backed-deal

Previous Sale of Securities & Current Traction

Pencilish Animation Studios is a small but mighty force, ready to introduce the world to an amazing lineup of children's characters and shows. Our team is brimming with industry talent, and our advisory board is made up of seasoned vets, including two Disney feature film directors and a former Disney VP.

In the past year, we have successfully raised $2M+ with the help of over 4,500 investors, while also beginning development on our first four animated series.

In April 2022, we released our first episode of "Bjorn the Last Unicorn," which quickly surpassed over 100K views. The following month, the first episode of "Mind Over Murphy" premiered, achieving over 50K views in just 14 days.

Partnerships

Most recently, Pencilish has announced our partnership with Aro Lucha Entertainment to begin development on the "Aro Lucha" animated series, and we've continued to build additional relationships with independent studios across world, including Brazil and New Zealand.

Management & Success of the Founders

Our team is brimming with industry talent, and our advisory board is made up of seasoned vets, including two Disney feature film directors and a former Disney VP.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  96.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $2,806,795.44, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  20.0%
  We will use 30% of the funds to hire key personnel for daily operations, including salary & payroll.

- *Marketing*
  10.0%
  We will use 10% of the funds for marketing and sales materials as well ad space in traditional and digital marketing programs.

- *Research & Development*
  57.0%
  We will use 47% of the funds raised for animation production, new product development and acquiring intellectual property.

- *Working Capital*
  9.5%
  We will use 9.5% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at pencilish.com (In the Legal Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pencilish

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pencilish Animation Studios Inc.

[See attached]

Pencilish Animation Studios, Inc. (the "Company") a Delaware Corporation
Financial Statements and Independent Auditor's Report

Short Year Ended December 31st, 2020

pen & ledger

To the Board of Directors of
Pencilish Animation Studios, Inc.
2020 Fieldstone Pkwy Suite 900-339
Franklin, TN 37069

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Pencilish Animation Studios, Inc. (the "Company") which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders' equity and cash flows for the period from October 8, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pencilish Animation Studios, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the period from October 8, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Pen and Ledger, LLC
Nashville, TN April 8, 2021

Pen and Ledger, LLC
613 Ewing Avenue Suite 300 | Nashville, TN 37203
p: 615.933.1245 f: 615.691.7911

Statement of Financial Position

	As of December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	6,797
Capitalized Offering Costs	15,500
Total Current Assets	22,297
TOTAL ASSETS	22,297
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	1,078
Related Party Note	30,300
Total Current Liabilities	31,378
TOTAL LIABILITIES	31,378
EQUITY	
Class A C. Stk ($.0001 Par Val)	84
Class B C. Stk ($.0001 par val)	216
Additional Paid-In-Capital	2,436
Stock Subscription Receivable	(45)
Accumulated Deficit	(11,772)
Total Equity	(9,081)
TOTAL LIABILITIES AND EQUITY	22,297

Statement of Operations

	Short Year Ended December 31, 2020
Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	48
General and Administrative	11,424
Total Operating Expenses	11,472
Operating Income	(11,472)
Interest Expense	300
Provision for Income Tax	-
Net Income	(11,772)

Statement of Cash Flows

	Short Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income	(11,772)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	1,078
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,078
Net Cash provided by Operating Activities	(10,694)
FINANCING ACTIVITIES	
Related Party Debt Financing	30,300
SEC Offering Costs on Debt Issuances	(15,500)
Additional Paid in Capital	2,691
Net Cash provided by Financing Activities	17,491
Cash at the beginning of period	-
Net Cash increase (decrease) for period	6,797
Cash at end of period	6,797

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Stock Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 10/8/20 (Inception)	-	-			-	-	-	-
Issuance of Common Stock	840,000	216	2,160,000	84	2,436	(45)	-	2,691
Net Loss	-	-			-	-	(11,772)	(11,772)
Ending Balance 12/31/2020	840,000	216	2,160,000	84	2,436	-	(11,772)	(9,081)

Pencilish Animation Studios, Inc.
Notes to Financial Statements
December 31st, 2020

Note 1 - Organization and Nature of Activities

Pencilish Animation Studios, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware on October 8th, 2020. The company is the world's first crowd owned animation studio. They will be creating licensed and owned intellectual property in the animation space for monetization through licensing, merchandising, and other revenue streams.

The Company will conduct an additional equity crowdfunding offering during 2021 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of marketing, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 - Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Related Party Transaction

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company entered into a promissory note with a company controlled by a majority shareholder for an amount of $30,000. This note bears interest at a simple rate of 6% per annum and becomes due on its one-year anniversary. Additionally, in exchange for the loan, the note holder also received a 4% equity participation in the Company's shares of Class B common stock, for a total of 120,000 shares. $300 of interest was accrued as of December 31st, 2020 and is reflected in the amount on the balance sheet.

Note 5 - Stockholder's Equity

The company has authorized 6,000,000 shares of common stock and 3,000,000 shares of preferred stock with a par value of $.0001 each. Common stock is further separated into common stock class A and class B with 3,000,000 shares of each. Class B common stock shares are convertible into 10 shares of class A common stock. Class A common stock is entitled to 1 voter per share and class B is entitled to 10 votes per share.

840,000 shares of Class A common stock, 2,160,000 shares of Class B common stock, and 0 shares of preferred stock were issued and outstanding as of 2020.

Note 6 - Debt

See Note 3.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	30,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31st, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 8th, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

Note 8 - Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 9 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31st, 2020, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the months ended December 31st, 2020, have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

If we do not develop successful new services or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Pencilish Animation Studios, Inc. (the "Company") a Delaware Corporation

Financial Statements and Independent Auditor's Report

Year Ended December 31st, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Pencilish Animation Studios, Inc.

We have audited the accompanying statement of financial position of Pencilish Animation Studios, Inc as of December 31, 2021 and the related statement of operations, statement of cash flows, and the statement of changes in stockholder equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Pencilish Animation Studios, Inc as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 29th, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 1,348,456
Accounts Receivable	800
Interest Receivable	700
Inventory	1,178
Loan Receivable - Related Party	20,000
Total Current Assets	$ 1,371,134
Non-current Assets	
Production Costs	47,328
Patents and Trademarks	1,750
Total Non-Current Assets	$ 49,078
TOTAL ASSETS	$ 1,420,212
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	46,360
Total Current Liabilities	$ 46,360
TOTAL LIABILITIES	$ 46,360
EQUITY	
Class A Common Stock ($.0001 par value)	292
Class B Common Stock ($.0001 par value)	84
Additional Paid-In-Capital	2,111,988
Accumulated Deficit	(738,513)
TOTAL EQUITY	$ 1,373,852
TOTAL LIABILITIES AND EQUITY	$ 1,420,212

Statement of Operations

	Year Ended December 31, 2021
Merchandise Sales Revenue	$ 6,010
Cost of Revenue	4,884
Gross Profit	$ 1,126
Operating Expenses	
Expenses paid to related party for marketing	333,502
Marketing And Advertising	23,623
Payroll	284,657
General and Administrative	79,637
Depreciation	
Amortization	
Total Operating Expenses	$ 721,420
Operating Income (loss)	$ (720,294)
Other Income	
Interest Income	700
Other	-
Total Other Income	700
Other Expense	
Interest Expense	1,500
Other	-
Total Other Expense	$ 1,500
Provision for Income Tax	-
Net Income (loss)	$ (721,094)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	$ (721,094)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	$ 39,713
Interest Receivable	(700)
Inventory	(1,178)
Accounts Receivable	(800)
Change in production costs	(47,327)
Change in deferred Expenses	15,500
Other	(78)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,130
Net Cash provided by (used in) Operating Activities	$ (715,964)
INVESTING ACTIVITIES	
Patents and Trademarks	(1,750)
Related Party Loan	(20,000)
Net Cash provided by (used by) Investing Activities	$ (21,750)
FINANCING ACTIVITIES	
Issuance of Class A Common Stock, net of $157,000 in offering costs	2,109,673
Related Party Loan Payments	(30,300)
Net Cash provided by (used in) Financing Activities	2,079,373
Cash at the beginning of period	6,797
Net Cash increase (decrease) for period	1,341,660
Cash at end of period	$ 1,348,457

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Stock Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Ending Balance 12/31/2020	840,000	$ 216	2,160,000	$ 84	$ 2,436	$ (45)	$ (17,419)	$ (14,728)
Offering Costs	-	-	-	-	(157,825)	-	-	(157,825)
Vesting of Shares	-	-	-	-	-	45	-	45
Issuance of Common Stock	757,100	76	-	-	2,267,377	-	-	2,267,453
Net Loss	-	-	-	-	-	-	(721,094)	(721,094)
Ending Balance 12/31/2021	1,597,100	$ 292	2,160,000	$ 84	$ 2,111,989	$ -	$ (738,513)	$ 1,373,852

Pencilish Animation Studios, Inc.
Notes to Financial Statements
December 31st, 2021

Note 1 - Organization and Nature of Activities

Pencilish Animation Studios, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware on October 8th, 2020. The company is the world's first crowd owned animation studio. They will be creating licensed and owned intellectual property in the animation space for monetization through licensing, merchandising, and other revenue streams.

The Company will conduct an additional equity crowdfunding offering during 2022 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary objective is to generate revenue via the distribution and peripheral revenues of its animated content that are under production. The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company is currently generating revenue via the sale of merchandise. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of marketing, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Production Costs

These amounts include capitalizable production costs, production overhead, interest, development costs, and acquired production costs related to the creation of animated series and are stated at the lower of cost, less accumulated amortization.

Production costs are as follows as of December 31:

In development or pre-production	47,327
Completed, not released	-
Released, less amortization	-
Total	47,327

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Note 3 - Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. In 2020 the Company entered into a promissory note with a company controlled by a majority shareholder for an amount of $30,000. Additionally, in exchange for the loan, the note holder also received a 4% equity participation in the Company's shares of Class B common stock, for a total of 120,000 shares. The loan was repaid in 2021.

The Company incurred $333k in marketing expenses related to its equity crowdfunding campaign. These expenses were paid to a Company controlled by a shareholder.

In 2021 the Company loaned $20,000 to a Company controlled by a shareholder at 6% interest deferred until maturity in 2022. The amounts were loaned to fund the creation of an animated series. Additionally, in exchange for the loan, the Company will receive 33% of the revenue from the animated series and other connected ancillary revenue streams, excluding live events and live action television show.

Note 5 - Stockholder's Equity

The company has authorized 6,000,000 shares of common stock and 3,000,000 shares of preferred stock with a par value of $.0001 each. Common stock is further separated into common stock Class A and Class B with 3,000,000 shares of each. Class B common stock shares are convertible into 10 shares of class A common stock. Class A common stock is entitled to 1 vote per share and Class B is entitled to 10 votes per share. 1,597,100 shares of Class A common stock and 2,160,000 shares of Class B common stock shares were issued and outstanding as of 2021. No shares of Preferred Stock have been issued or are outstanding.

Note 6 - Subsequent Events

The Company has evaluated events subsequent to December 31st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29th, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

Note 7 - Risks and Uncertainties

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the months ended December 31st, 2021, have not been adjusted to reflect their impact.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

If we do not develop successful new services or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and unproven services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Pencilish Animation Studios

A Crowd-Owned Animation Studio


PENCILISH
ANIMATION STUDIOS

Website | Franklin, TN | DESIGN

Pencilish Animation Studios is a new entertainment company ready to disrupt how new animation content is created, released, and monetized. Made up of top industry professionals from Disney, Warner Brothers, and more, Pencilish is developing world-class IP, co-owned by our everyday investors, for entry into a multi-billion-dollar global market.

$0.00 raised

$2,193,203 previously crowdfunded

0 Investors	$18.3M Valuation
$4.88 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$2.81M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Pencilish's founding team has worked on enormously popular animated films that have grossed billions worldwide, including The Lion King, Pocahontas, and Mulan.
- The global animation market is projected to grow to $587B by 2030, with 2D animation expected to see the highest growth rate and market share.*
- Pencilish has successfully raised over $2M to fund its initial efforts and has since released the first episodes of two new original series, "Bjorn the Last Unicorn" and "Mind Over Murphy." The third series, "JuJu Brain" Episode 1, releases in July!

*Market information provided by Precedence Research (source)

A Crowd-Owned Animation Studio Created by Top Disney Alumni

Animation is the holy grail of entertainment: evergreen and beloved by generations young and old. Our team at Pencilish Studios has designed a few pretty great animated characters ourselves—ever heard of Simba, Pumbaa, Kronk, Pocahontas, or Mushu?


Aladdin
LION KING
POCAHONTAS
TARZAN
MULAN
BROTHER BEAR

Along the way, we've learned first-hand that while it takes a village to bring an animated story to life, the only way to make any real profit is by owning the IP (intellectual properties). That's why we've brought together an incredibly talented crew of artists and directors to build out a library of world-class content designed for the way we distribute and consume media in today's digital age. Pencilish is developing IP that can be licensed and merchandised just like the big studios do, but at a fraction the cost - in partnership with our community of investors (you!).

More than 4,500 investors believed in our vision and previously helped us raise $2.1M, enabling us to execute our "Phase One" plans in 2021. As we gear up for "Phase Two" of our journey, we are excited to share this opportunity with the StartEngine community.


PENCILISH
ANIMATION STUDIOS

Today, Pencilish has a slate of four shows in development, two of which have officially launched with pilot episodes currently available online. Looking ahead, we plan to add another four unique series to that list with the help of this new wave of investors.

Pencilish is uniquely positioned to seize the epic opportunity presented by a multi-billion-dollar animation industry—and we can't wait for you to join us.


PENCILISH INVESTORS CAN RECEIVE INCREDIBLE REWARDS!
INBETWEENER LEVEL
$500+
· PDF of Limited Edition Investor Pencilish Poster.
· 25% off Pencilish Merch. (ONE TIME)
KEY CLEAN-UP ARTIST LEVEL
$1,000+
· Downloadable First Date with Deth Comic.
· Add one more item to Pencilish Store, of the investor's joint choosing.
ANIMATOR LEVEL
$2,500+
· PDF Visual Development Art Book from one Pencilish Series.
· 50% off Pencilish Merch. (ONE TIME)
ASSOCIATE PRODUCER LEVEL
$5,000+
ONE "Associate Producer" Credit on ONE episode.
PRODUCER LEVEL
PRODUCER
$10,000+
Custom Art Commission of you in one Pencilish series' style alongside a Pencilish Character of your choosing. (DIGITAL PRINT)

THE PROBLEM

Pencilish is Redefining Creative Ownership in the Digital Era

We are living in the golden age of content creation—and creators no longer want to commit their blood, sweat, and toil for a tiny percent of revenue and a line in the end credits. Though teams of talented artists have created and brought our most beloved characters and stories to life, it's the massive corporations that actually own the IP and reap the benefits of its success.


A Message from Murphy's Brain
01:05

With social media and streaming platforms spurring more demand for entertainment than ever, old-school production models are seeing a shake-up. Animation entertainment companies have traditionally taken a large percentage of ownership due to limited margins. However, now that smaller creative teams can develop and distribute their own IP, the landscape is primed for change.


THE ANIMATION BUSINESS IS HUGE!

THE SOLUTION

Creating Characters and Stories That Will Last for Generations

The age of creative gatekeeping is over. With the explosion of YouTube, TikTok, and other content creation and distribution platforms, anyone can launch their stories and ideas into the world.

At Pencilish Animation Studios, we want to take things one step further by inviting our investors to be involved in the development and ownership of new IP that then opens the door to longer-term merchandising opportunities. By cutting out the middleman, we not only have greater control, but we'll also be able to secure better deals, partnerships, and opportunities—all made possible by you.

Thanks to our world-class team of animation pros who've held key roles in creating billion-dollar IP for big corporations such as Disney and Warner Bros, Pencilish is uniquely positioned to be a trailblazing force in this new age of content development.


Bjorn the Last Unicorn
Episode 1 dropped April 8, 2022
AnimToon
Launches June 1, 2022
Bjorn the Last Unicorn
Episode 2 Aug 2022
Mind over Murphy
Episode 1 dropped May 13, 2022
Juju Brain
Episode 1 July 2022
Aro Lucha
Aro Lucha and more!
Mind over Murphy
Episode 3 Dec 2022
Juju Brain
Episode 2 Oct 2022
Juju Brain
Episode 3 Jan 2023
Bjorn the Last Unicorn
Episode 3 Nov 2022
Mind over Murphy
Episode 2 Sept 2022

Pencilish is creating short-form animated series perfect for widely-accessible, digital content channels such as YouTube. Our stories are designed for a family audience, with a focus on older kids who have access to smart devices for entertainment. We work virtually and leverage the best small studios around the world for a fraction of what Hollywood spends.

Yet, as insiders already know, the real money comes from all the ancillary licensing and merchandising deals across publishing, toys, video games, etc. As we build a growing audience, we'll take our most popular IP and strike up partnerships to achieve the true financial potential those characters and content have to offer.


What's Next?
Q2 2023 / Phase 2
Multiple episodes releasing per month with 5 series in production.
Q4 2023
Merchandising/Licensing We begin developing ROI potential deals + partnerships.
Q1 2023 / Phase 2
Release of two or more new projects currently in development.
Q3 2023 / Phase 2
Our 6th series production launches.
Pencilish Animation Studios

Important to the growth of our audience is the community we create around Pencilish. For that reason, we just launched our new **"AnimToon" playlist** on our branded Youtube Channel. We are reaching out to animation schools around the world and will be continually curating a playlist where we celebrate "the next generation" of animation talent by licensing their films, giving them a chance at Youtube monetization, directing lots of eyes to their content!



THE MARKET

Animated Series and Character IP Make Trillions of Dollars Worldwide

When the COVID-19 pandemic brought live-action productions to a screeching halt, animation saw a huge boom in demand which doesn't appear to be stopping any time soon. The **global animation market** is now expected to grow from $372B in 2021 to **$587B by 2030**, with **2D animation anticipated to see the highest growth rate** and market share. (source)


ANIMATION MARKET SIZE
2020 TO 2030 (USD BILLION)
2020
$354.7
2025
$454.29
2030
$587.1

(source)

Beloved classics remain stronger than ever, with the creators of South Park recently closing **a $900M deal** to make six extra seasons and 14 movies. Meanwhile, new internet sensations such as the preschool series CoComelon demonstrate there are enormous opportunities within digital distribution channels. Started as a father's side hobby, CoComelon is now YouTube's most viewed channel in the U.S. and the second most-viewed channel in the world (source, source). Averaging 3.5 billion monthly views, CoComelon makes **an estimated $120M each year** through ads, and the company behind the series was recently acquired **for $3B**.

As the global children's animation and drama show market is projected to reach over $7B in 2025, and in 2021, global toy sales crested $104B, it's clear the market has huge potential with plenty of room for new entrants (source, source). We believe Pencilish is perfectly positioned to launch our own animated IPs with platforms such as YouTube as the launchpad for our high-quality content.

OUR TRACTION

Over $2M Raised and Four Animated Series In-Production

Pencilish Animation Studios is a small but mighty force, ready to introduce the world to an amazing lineup of children's characters and shows. Our team is brimming with industry talent, and our advisory board is made up of seasoned vets, including two Disney feature film directors and a former Disney VP.


TOM BANCROFT
CEO
Disney
STEVE MCBETH
ADVISOR
Disney
ASH GREYSON
CO-FOUNDER
LIONSGATE
SONY
TONY BANCROFT
ADVISOR
AARON BLAISE
ADVISOR
Disney
CHRISTOPHER JOE
ADVISOR
AIG
JASON BROWN
ADVISOR
MING-NA WEN
ADVISOR
Disney

In the past year, we have successfully raised $2M+ with the help of over 4,500 investors, while also beginning development on our first four animated series.

In April 2022, we released our first episode of “Bjorn the Last Unicorn,” which quickly surpassed over 100K views. The following month, the first episode of “Mind Over Murphy” premiered, achieving over 50K views in just 14 days.


"Bjorn the Last Unicorn" Brand New Pencilish Show | E...
Watch later
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Bjorn
THE LAST UNICORN
EPISODE 1
Watch on YouTube

Most recently, Pencilish has announced our partnership with Aro Lucha Entertainment to begin development on the “Aro Lucha” animated series, and we’ve continued to build additional relationships with independent studios across world, including Brazil and New Zealand.

We now have four more Pencilish series concepts slated to begin development in 2023 as part of our “Phase Two” plans. Our creativity is flowing and we’re rearing to go!


"I AM BLESSED TO HAVE WORKED ON THE BIGGEST BOX OFFICE ANIMATED FILMS OF ALL TIME. I HAVE A FIRE INSIDE OF ME TO LAUNCH PENCILISH STUDIOS BECAUSE I STILL LOVE TO CREATE CHARACTERS AND TELL STORIES!
NOW, I WANT TO PARTNER WITH YOU! TOGETHER WE CAN CREATE OUR OWN PROJECTS AND WHO KNOWS WHERE THAT WILL LEAD?
WHAT I DO KNOW IS THAT WE HAVE SOME OF THE MOST AMAZING, AWARD-WINNING TALENT AND CREATORS IN THE INDUSTRY, AND NOW YOU HAVE ACCESS TO INVEST IN A COMPANY ALONGSIDE THEM!"
TOM BANCROFT, CEO PENCILISH STUDIOS

WHY INVEST

Legends from Disney, Sony Pictures, and Warner Bros... Want YOU!

Pencilish Studios possesses a unique opportunity to become a major name within the entertainment industry. By combining a talented team with an increasing popularity in animated content, we believe there's never been a better time to invest in our animation entertainment studio.

Funds raised from this campaign will be put towards our "Phase Two" goals, including adding more top talent to our studio and continuing the development and animation production of both new and existing animated series.

We can’t wait to create characters and stories that people around the world will come to know and love - and with your help, Pencilish can forge memories for a whole new generation.

October, 2020

Our Company Launches!

We became incorporated and started forming our advisory board and various paperwork.

December 2020

Pencilish Studios STARTS first Investment Offering!

We began our Regulation CF raise on the Wefunder platform.

July 2020



Began Creative Development

Artists were brought in under the direction of director Tom Bancroft. We began developing our first three shows. Work was reviewed by advisory board member Aaron Blaise.

October, 2021



First Raise ENDS- 2.2 M!

We completed our first investment round with $2.2 Million and over 4500 investors! Let's go!

April, 2022

"Bjorn the Last Unicorn" Ep. 1 Drops!

Our first series launches with Episode 1 of "Bjorn the Last Unicorn" on our Youtube Channel!

May, 2022

"Mind Over Murphy" Ep. 1 Drops!

Our SECOND series launches with Episode 1 of "Mind Over Murphy" on our Youtube Channel!

June, 2022

"AnimToon" initiative LAUNCHES!

Our new playlist, "AnimToon" showcases the World's Best Student Animated short films! Releasing new shorts every Tues and Thursday!

July, 2022

Launched Second Offering on StartEngine

Now YOU can own a part of our company!

July, 2022

ANTICIPATED: "JuJu Brain" Ep. 1 Drops!

Our THIRD series launches with Episode 1 of "JuJu Brain" on our Youtube Channel!

Sept-Oct, 2022

ANTICIPATED: Launch our new WEBTOON!

New property, "A Date with Deth" will launch first as a major Webtoon release written and drawn by Pencilish staff!

Nov-Jan, 2023

ANTICIPATED: "Aro Lucha" Launches!

Already in development, "Aro Lucha" is a partnership project with Aro Lucha Entertainment The project that will bring US and Latin American cultures together around luc[illegible] libre wrestling!

Feb-April, 2022

ANTICIPATED: "WarPigs" Launches!

Already Concept developed, 5 scripts written, "WarPigs" is an fun action show that is "Teenage Ninja Turtles meets Lord of the Rings"

In the Press

Medium

cheddar news

SHOW MORE

Meet Our Team



Tom Bancroft

Chief Executive Officer, President, Treasurer, Secretary, Director, Show Creator

Tom, a former Disney Animator, has created characters in some of the most popular and profitable animated features of all time, including The Lion King, Pocahontas, and Mulan. He has also directed 10 Feature Films and 8 TV Series.



Ash Greyson

Partner, Marketing whiz

With more than 20 years of media experience, Ash is an expert at producing, marketing, digital & social strategies. His clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, & more.



Ming-Na Wen

Advisory Board Member

Ming-Na is an actress with many film and TV credits. She is best known for her starring role as Fa Mulan in the animated Disney film Mulan, Melinda May in the Marvel TV drama series Agents of S.H.I.E.L.D, and the Star Wars series The Mandalorian and The Book of Boba Fett.



Aaron Blaise

Advisory Board Member

Disney Director, Writer, and Animator. He joined Walt Disney Feature Animation working there for 21 years on some of the most popular feature films made by the studio. He was the Co- Director for the Box Office Hit Disney Film "Brother Bear".



Steve McBeth

Advisory Board Member

Fortune 100 executive, Steve has 25 years of leadership experience at The Walt Disney Company & WellPoint. He was the Founding President at Disney Interactive Worldwide & had operating responsibility for Consumer Products Division in North America



Tony Bancroft

Advisory Board Member

Over 30 years in the animation industry. He created Pumbaa the warthog in "The Lion King" and Kronk in "The Emperor's New Groove" for Disney. He also co-directed the 1998 Hit Animated Film "Mulan". Lead Animator on Warner Brother's New Space Jam.



Jason Brown

Advisory Board Member, Buisness consultant

Jason is currently the CEO of Called Higher Studios, Inc. He has produced feature films that have been distributed by Netflix & Walmart & founded a production company that created over 300 hours of network television.



Christopher Joe

Advisory Board Member

Vice President & Chief Compliance Officer at AIG Life & Retirement Funds. Christopher has a demonstrated history of working in the investment management industry and is experienced in Options, Asset Management, Securities, ETFs, and Equities

Offering Summary

Company	Pencilish Animation Studios Inc.
Corporate Address	2020 Fieldstone Pkwy, Suite 900-339, Franklin, TN 37069
Offering Minimum	$9,999.12
Offering Maximum	$2,806,795.44
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Class A Common Stock
Minimum Number of Shares Offered	2,049
Maximum Number of Shares Offered	573,770
Price per Share	$4.88
Pre-Money Valuation	$18,334,648.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

Inbetweener Level| 500+

Digital:

- PDF of Limited Edition Investor Pencilish Poster (W/ all current IP Characters)

- 25% off Pencilish Merch (ONE TIME)

Key Clean Up Level | 1,000+

Digital:

- Downloadable First Date with Deth Comic

-Add one more item to Pencilish Store, Investor choose

Animator Level| 2,500+

Digital:

- PDF Visual Development Art Book

- 50% off Pencilish Merch (ONE TIME)

Associate Producer Level | 5,000+

Digital:

- "Associate Producer" Credit on an Episode/New Show

Producer Level | 10,000+

Digital:

- Art Commission/Design you in your favorite Pencilish Show Style with your favorite Pencilish character of your choice

Audience Based Bonus

Prior WeFunder investors will receive a 10% bonus in shares.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Pencilish Animation Studios Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $4.88/ share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $488. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 10% for prior WeFunder Investors, in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Header Video</u>

Hi I'm Tom Bancroft I'm the CEO of Pencilish Animation Studios and a 30-year animation studio veteran. I'm here to tell you about Pencilish's new second-round investment opportunity. In 2021, we we're able to raise $2.2 million dollars with over 4,500 investors that are all passionate about animation. The animation industry is a multi-billion dollar industry and really its only the conglomerates. The huge studios out there are reaping all those benefits. It's time for us to have an independent animation studio, one that can create its own intellectual properties and can be owned by the crowd, by the fans, that actually love animation.

We are coming together to create Pencilish animation studios to do just that. And I'm not doing this alone. I've brought together the best of the best animation industry pros. Included in that list are 2 Disney feature film directors. A vice president at AIG another VP from Disney who helped create their consumer products phenomena in the nineties. We have a movie star on the list too.

We are getting ready to start what we call phase 2. We are still going to complete everything in phase 1 in this phase but also add to it a new phase 2 shows that are in development right now. WE are getting ready to put them into production and need your help.

This is an investment opportunity in a startup animation entertainment company. You can be involved in creating what could be the next Micky Mouse or SpongeBob Squarepants. Join us as we create what's next in entertainment.

Welcome to Pencilish Animation Studios.

<u>Murphy's Brain Video</u>

MIND OVER MURPHY

Episode 1 - "This is Awkward"

EXT. SIDEWALK - DAY

Murphy, a mid-20's, average, and a little bit tired man is coming home from work on a Friday. He's dressed in business casual attire: khaki pants and an untucked polo. He reaches the top of the subway station stairs and emerges on the Brooklyn street sidewalk. Following behind him is his BRAIN, a floating pink anthropomorphic brain. Murphy exhales.

BRAIN

Thank god it's Friday!

MURPHY

Barely made it.

They continue walking down the Brooklyn sidewalk. Brain sings a made up jingle about Friday while clapping.

BRAIN

(singing)

It's Friday! (clap clap, clap clap)

It's the weekend (clap clap, clap

clap) It's not Monday (clap clap, clap clap)-

MURPHY

That's not even a real song.

BRAIN

Don't worry, you're going to be hearing it for the next four hours... but first, let's focus. We have a big decision to make: What do we do tonight?

MURPHY

I don't know, what are the options?

BRAIN

I'm glad you asked.

The world around them fades and a 70's-style game show set pops up. Murphy is behind a contestant podium with his name on it. Brain is wearing a suit and has a mustache. He's holding a long microphone. Brain points to "Door 1" and "Door 2."

BRAIN (CONT'D)

Ladies and gentlemen, welcome to another round of "What Should We Do Tonight." I'm your host, Brain, with your contestant, Murphy. Murphy stares blankly.

BRAIN (CONT'D)

Behind one of these doors: Staying in! You'll get a good night's sleep and feel productive, but your social life will suffer dearly.

Invisible audience laughs.

BRAIN (CONT'D)

And behind the other door: Going out! You'll have fun with friends but you'll spend the entire next day in bed hurting.

Audience "ooo's" inquisitively.

BRAIN (CONT'D)

(game-showy)

Either way, you're gonna regret it tomorrow! So which door are you going to choose?!?

MURPHY

Why don't I see if Sarah wants to hang out tonight?

The game show world disappears and they're back on the sidewalk.

BRAIN

Dude, I think Sarah's gonna break up with you.

They continue walking.

MURPHY

What? No.

BRAIN

You've been dating what, four months? Don't you think she'd... like you more by now?

MURPHY

No, things are fine. I mean, we're both busy with our own stuff but that doesn't mean we're breaking up. Murphy and Brain arrive at Murphy's apartment. He keys into his building.

CUT TO:

TRANSITION SHOT: THE GAME SHOW "DOOR 2" OPENS.

CUT TO:

INT. BEDROOM - NIGHT

"Staying in" won. Murphy is in bed getting ready for sleep. Brain is sitting on a stool next to the bed with reading glasses and a book.

BRAIN

Do you want to hear a story before bed?

MURPHY

Please, no.

BRAIN

AH, I've got a good one!

Brain licks his finger and flips through pages of the book.

BRAIN (CONT'D)

Also, I don't know why people lick their fingers when they're reading. Never made sense to me.

Murphy sighs.

MURPHY

Alright let's get it over with.

BRAIN

Here we go.

(clears throat)

This one is called "That Time You Lost the Spelling Bee in Front of the Whole School."

Murphy stares at the ceiling as Brain reads. Brain's story slowly fades out as Murphy's eyes begin to close.

BRAIN (CONT'D)

The year was 2005. There you were, in the final round of the spelling bee. I don't know how you made it that far. You're an idiot. It was your turn to spell. You stood up and moved to the center of the stage -- (fade out)

Murphy's eyes close and we transition to a dream sequence.

CUT TO:

EXT. PLAYGROUND - DAY

Dream Sequence. 9 year old Young Murphy and a Young Brain are playing outside laughing. Happy background music plays.

MURPHY

Oh, Brain! I'm so happy you're here. We're gonna be best friends forever!

CUT TO:

INT. CLASSROOM - DAY

Young Murphy gets a good test grade back in school. He and

Brain high five.

CUT TO:

EXT. FIELD - DAY

Young Murphy and Young Brain lay in the grass laughing.

CUT TO:

INT. BEDROOM - MORNING

The dream sequence is over. The happy music stops and we are back in current Murphy's bedroom. Murphy's eyes crust awake.

BRAIN

Oh good, you're up. We have some

things to discuss.

MURPHY

(sleepily)

5 more minutes.

BRAIN

Nope, up up up. Let's go!

(sudden deep evil voice)

I want coffee now.

Murphy stares at Brain.

MURPHY

Fine.

Murphy and Brain exit their unit and walk downstairs to the building door. Murphy opens it and his girlfriend, SARAH, is standing there with a box. She is surprised to see him.

MURPHY

Sarah?

SARAH

Oh. Hi, uhh. Oh, this is awkward.

Murphy looks at the box.

MURPHY

Is that all my stuff?

SARAH

Yeah... I'm sorry I can't do this anymore. Sarah hands Murphy the box and walks quickly to a waiting cab. She leaves. Murphy and Brain stare in pained confusion for a few beats until Brain breaks the silence.

BRAIN

I.... ! I knew it, I knew it, I knew it knew it! Murphy I totally called that! Did you SEE that? Oh man I'm good

MURPHY

SHUT UP!

BLACKOUT.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:15 PM 10/08/2020
FILED 12:15 PM 10/08/2020
SR 20207719987 - File Number 3841060

CERTIFICATE OF INCORPORATION

OF

PENCILISH ANIMATION STUDIOS INC.

ARTICLE I

The name of the corporation is Pencilish Animation Studios Inc. (the "**Corporation**").

ARTICLE II

The company's registered office in the State of Delaware is 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958. The Registered Agent in charge thereof is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) The aggregate number of shares which the Corporation shall have authority to issue is 9,000,000 shares of capital stock, consisting of the following: 6,000,000 shares of Common Stock, par value $0.0001 per share (the "**Common Stock**"), and 3,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Three million (3,000,000) shares of the authorized Common Stock of the corporation as hereby designated "**Class A Common Stock**" and 3,000,000 shares of the authorized Common Stock are designated "**Class B Common Stock**."

(B) **Rights, Powers and Restrictions of the Class A Common Stock**

The rights, powers and restrictions of the Class A Common Stock are as set forth below in this Article VI.

1. **Dividend Rights**. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class B Common Stock out of any assets of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class A Common Stock; *provided, however*, that dividends payable in shares of Class B Common Stock or rights to acquire Class B Common Stock may be declared and paid to the holders of the Class B Common Stock without the same dividend being declared and paid to the holders of the Class A Common Stock if and only if a dividend payable in shares of Class A Common Stock or rights to acquire Class A Common Stock (as the case may be) at the same rate and with the same record date and

payment date as the dividend declared and paid to the holders of the Class B Common Stock shall be declared and paid to the holders of Class A Common Stock.

2. **Redemption**. The Class A Common Stock is not redeemable.

3. **Voting Rights**. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Certificate or as provided by law, the holders of shares of Class A Common Stock shall at all times vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

4. **Subdivisions or Combinations**. If the Corporation in any manner subdivides or combines the outstanding shares of Class B Common Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

5. **Equal Status**. Except as expressly set forth in this Article IV, Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B Common Stock.

(C) **Rights, Powers and Restrictions of the Class B Common Stock**

The rights, powers and restrictions of the Class B Common Stock are as set forth below in this Article VI.

1. **Dividend Rights**. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class B Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class A Common Stock out of assets or funds of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class B Common Stock; *provided, however*, that dividends payable in shares of Class A Common Stock or rights to acquire Class A Common Stock may be declared and paid to the holders of the Class A Common Stock without the same dividend being declared and paid to the holders of the Class B Common Stock if and only if a dividend payable in shares of Class B Common Stock or rights to acquire Class B Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class A Common Stock shall be declared and paid to the holders of Class B Common Stock.

2. **Redemption**. The Class B Common Stock is not redeemable.

3. **Voting Rights**. Each holder of Class B Common Stock shall be entitled to ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Certificate or as provided by law, the holders of shares of Class B Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law of the State of Delaware.

4. **Conversion**.

(a) Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees or such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior the close of business on the date of such surrender of the shares of Class B Common Stock to be converted, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 4(a) shall be retired by the Corporation and shall not be available for reissuance.

(b) Each share of Class B Common Stock shall be automatically, without further action by the holder thereof, converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Section (D)(4) of this Article IV), other than a Permitted Transfer (as defined in Section (D)(5) of this Article IV), of such share of Class B Common Stock. Each outstanding stock certificate, if any, that immediately prior to such Transfer represented one or more shares of Class B Common Stock subject to such Transfer shall, upon and after such Transfer, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of each such holder and upon receipt of such holder's outstanding certificate, issue and deliver to such holder new certificates representing such holder's shares of Class A Common Stock. Each share of Class B Common Stock that is converted pursuant to this Section (B)(4)(b) of Article IV shall be retired by the Corporation and shall not be available for reissuance.

(c) The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Certificate, relating to the conversion of the Class B Common Stock into Class A Common Stock and the dual class common stock structure contemplated by this Certificate as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes of shares held by each such stockholder and the number of shares of each class held by such stockholder.

5. **Subdivisions or Combinations**. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock, then the outstanding shares of Class B Common Stock will be subdivided or combined in the same proportion and manner.

6. **Equal Status**. Except as expressly set forth in this Article IV, Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A Common Stock.

7. **Reservation of Stock**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(D) **Definitions**. For the purposes of this Article VI:

1. "**Family Member**" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder.

2. "**Qualified Stockholder**" shall mean (a) any registered holder of a share of Class B Common Stock and (b) any Permitted Transferee.

3. "**Permitted Entity**" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability

company, corporation or other entity exclusively owned or controlled by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

4. "**Transfer**" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; *provided, however*, that the following shall not be considered a "**Transfer**" within the meaning of this Article IV:

(a) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer".

A "**Transfer**" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the Covered Security Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the Covered Security Date, holders of voting securities of any such entity or Parent of such entity. "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

5. "**Permitted Transfer**" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(a) by a Qualified Stockholder to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder; or

(b) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder.

6. "**Permitted Transferee**" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

7. "**Permitted Trust**" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) Family Member or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

8. "**Voting Control**" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

(E) **Preferred Stock**. The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A) A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(B) To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

(C) Neither any amendment nor repeal of this, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article VII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VII (including, without limitation, each portion of any sentence of this Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Notwithstanding the foregoing, the above forum selection clause will not apply to any action any action asserting claims under the Securities Act of 1933 or Securities Exchange Act of 1934.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Andrew Stephenson
CrowdCheck Law LLP
700 12th Street, NW
Washington, DC 20005

Executed on October 7, 2020.

_/s/Andrew Stephenson________
Andrew Stephenson, Incorporator